Exhibit (a)(3)
                                                              to the Schedule TO



To:     [Name of Option Holder]

Date:   October 29 2003

Subject: Offer to Exchange Outstanding Options under the Restated 1995 Stock Incentive Plan


As I informed you this morning, ISS is offering our eligible employees the opportunity to exchange those options granted to them under our Restated 1995 Stock Incentive Plan (the "Plan"), having an exercise price of greater than $30.00 per share, for new options to be granted in the future.

IMPORTANT DOCUMENTS TO REVIEW:

This email summarizes some of the key terms of the program. ATTACHED ARE THREE IMPORTANT DOCUMENTS YOU NEED TO REVIEW CAREFULLY BEFORE YOU DECIDE WHETHER TO PARTICIPATE. WE ALSO STRONGLY ENCOURAGE YOU TO CONSULT YOUR FINANCIAL, LEGAL AND TAX ADVISORS BEFORE MAKING ANY DECISION CONCERNING THIS OFFER.

    o The first document (Offer to Exchange Options) is ISS' official offer to exchange and details all of the terms and conditions of the program;

    o The second document (Letter of Transmittal) is the document that you will need to complete, sign and return to Yaslyn Moore by 5:00 p.m. U.S. Eastern Standard Time ("EST") on Wednesday, November 26, 2003 in order to exchange your options.

    o The third document (Election to Decline) is the document that you will need to complete, sign and return to Yasyln Moore by 5:00 p.m. EST on Wednesday, November 26, 2003 if you do not wish to tender any of your outstanding options.

ANY FAILURE TO RETURN THE LETTER OF TRANSMITTAL OR ELECTION TO DECLINE WILL BE DEEMED AN ELECTION TO DECLINE THE EXCHANGE OFFER. Neither the company nor our Board of Directors makes any recommendation whether you should tender your options. If you choose not to tender your eligible options, which are those with an exercise price greater than $30.00 per share, then your options will remain outstanding and will retain their current exercise price and current vesting schedule.

The offer is scheduled to expire at 5:00 p.m., EST, on Wednesday, November 26, 2003, unless extended by us. If you have questions relating to the offer, please contact Yaslyn Moore at optionexchange@iss.net.

HOW TO TENDER OPTIONS:

TO TENDER OPTIONS YOU MUST PROPERLY COMPLETE AND RETURN TO US THE ATTACHED LETTER OF TRANSMITTAL AS FOLLOWS:

1. Complete and sign the Letter of Transmittal or Election to Decline in accordance with its instructions, and mail, fax, hand deliver or e-mail it to us on or before 5:00 p.m. EST, on Wednesday, November 26, 2003 to:

           Internet Security Systems, Inc.
           6303 Barfield Road
           Atlanta, GA 30328
           Facsimile:404-236-2607
           E-mail:  optionexchange@iss.net
           Attention: Yasyln Moore.

IF YOU HAVE QUESTIONS:

During November 2, 2003 to November 13, 2003, we will hold a series of presentations and several webinars to answer any questions employees may have about the program or you may email your questions to optionexchange@iss.net.

Sincerely,


Terri Jones
Vice President of Human Resources

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